UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(§ 240.13(E)-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Intersections Inc.

(Name of Issuer)

Intersections Inc.

(Name of the Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

460981 301

(CUSIP Number of Class of Securities)

Duane L. Berlin

Chief Legal Officer

3901 Stonecroft Boulevard

Chantilly, Virginia 20151

(703) 488-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Todd E. Lenson, Esq.

Kramer, Levin, Naftalis & Frankel

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9100

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$106,255,123.12	$12,878.12
*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; and (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,878.12	Filing Parties: WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P.

Form or Registration No.: Schedule TO-T	Date Filed: November 29, 2018

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Intersections Inc., a Delaware corporation (the “Company”), in connection with a tender offer by WC SACD One, Inc., WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc., iSubscribed Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., and GC Entrepreneurs Fund IX, L.P. (the “Offerors”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of the Company at a price of $3.68 per Share in cash. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the “Offer”), each as originally filed with the Tender Offer Statement of the Offerors with the Securities and Exchange Commission (the “SEC”) on November 29, 2018 (the “Schedule TO”). Unless otherwise defined herein, capitalized terms used in this Schedule 13E-3 shall have the meanings assigned to them in the Offer to Purchase or, as applicable, in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that has been filed by the Company in response to the Offer.

The information contained in the Offer to Purchase and the Schedule 14D-9, including all schedules and annexes thereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein.

The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Offer to Purchase and the Schedule 14D-9. All information contained in this Schedule 13E-3 concerning the Company and the Offerors has been provided by such person and not by any other person.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and/or Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3.

Item 1.	Summary Term Sheet

Item 1001 of Regulation M-A

The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information

Item 1002 of Regulation M-A

(a) Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and the information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference.

(b) Securities. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and the information set forth in the Offer to Purchase under “Introduction” is incorporated herein by reference.

(c) Trading Marking and Price. The information set forth in the Offer to Purchase under “The Offer—Section 6—Price Range of Shares; Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 6—Price Range of Shares; Dividends”, “The Offer—Section 12—The Merger Agreement” and “The Offer—Section 14—Dividends and Distributions” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—(g) Company Repurchases of Common Stock” and “Item 8. Additional Information—(h) Certain Information Concerning the Company’s Directors and Executive Officers—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person

Item 1003(a)-(c) of Regulation M-A

(a) Name and Address. The information set forth in the Schedule 14D-9 under “Item 1. Subject Company Information” and “Item 8. Additional Information—(h) Certain Information Concerning the Company’s Directors and Executive Officers” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 8—Certain Information Concerning the Company” and “The Offer—Section 9—Certain Information Concerning the Bidders” is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in Schedule 14D-9 under “Item 8. Additional Information—(h) Certain Information Concerning the Company’s Directors and Executive Officers” is incorporated herein by reference.

Item 4.	Terms of the Transaction

Item 1004(a), (c)-(f) of Regulation M-A

(a) Material Terms; Tender Offers

(a)(1)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 12—The Merger Agreement” is incorporated herein by reference.

(a)(1)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(a)(1)(iii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 1—Terms of the Offer” is incorporated herein by reference.

(a)(1)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet” is incorporated herein by reference.

(a)(1)(v) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 12—The Merger Agreement” is incorporated herein by reference.

(a)(1)(vi) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 4—Withdrawal Rights” is incorporated herein by reference.

(a)(1)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 3—Procedure for Tendering Shares” and “The Offer—Section 4—Withdrawal Rights” are incorporated herein by reference.

(a)(1)(viii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 1—Terms of the Offer”, “The Offer—Section 2—Acceptance for Payment and Payment for Shares” and “The Offer—Section 15—Conditions of the Offer” is incorporated herein by reference.

(a)(1)(ix) Not applicable.

(a)(1)(x) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(1)(xi) Not applicable.

(a)(1)(xii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(a)(2)(i) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction” and “The Offer—Section 12—The Merger Agreement” is incorporated herein by reference.

(a)(2)(ii) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”,“The Offer—Section 2— Acceptance for Payment and Payment for Shares” and “The Offer—Section 12—The Merger Agreement” is incorporated herein by reference.

(a)(2)(iii) The information set forth in the Offer to Purchase under “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(a)(2)(iv) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 11— Background of the Offer; Other Transactions with the Company”, “Special Factors—Section 7—The Recommendation by the Special Committee and Intersections Inc.’s Board of Directors” and “The Offer—Section 12—The Merger Agreement” is incorporated herein by reference.

(a)(2)(v) The information set forth in the Offer to Purchase under “The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(2)(vi) Not applicable.

(a)(2)(vii) The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 5— Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c) Different Terms. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger”, “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” and “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Appraisal Rights” and the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights under the Delaware General Corporation Law” and “Annex B—Section 262 of the Delaware General Corporation Law” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 5—Rule 13e-3”, and “Schedule II—General Corporation Law of Delaware—Section 262 Appraisal Rights” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “The Offer—Section 9— Certain Information Concerning the Bidders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(c) and (e) of Regulation M-A

(a) Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 2—Interests of Certain Persons in the Offer”, “Special Factors—Section 3—Transactions and Arrangements

Concerning the Shares and Other Securities of Intersections Inc.”, “Special Factors—Section 4—Certain Arrangements between WC SACD and its Affiliates and Intersections Inc.” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares and Other Securities of Intersections Inc.”, “Special Factors—Section 4—Certain Arrangements between WC SACD and its Affiliates and Intersections Inc.”, “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” and “The Offer—Section 12—The Merger Agreement” is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 4—Certain Arrangements between WC SACD and its Affiliates and Intersections Inc.” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and the information set forth in the Offer to Purchase under “Special Factors—Section 4—Certain Arrangements between WC SACD and its Affiliates and Intersections Inc.” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(1)-(8)

(b) Use of Securities Acquired. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” is incorporated herein by reference.

(c) Plans.

(c)(1) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 11—Background of the Offer; Other Transactions with the Company”, “The Offer—Section 12—The Merger Agreement” and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” is incorporated herein by reference.

(c)(2) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” is incorporated herein by reference.

(c)(3) The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger”, “The Offer—Section 6—Price Range of Shares; Dividends”, “The Offer—Section 12—The Merger Agreement”, “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” and “The Offer—Section 13—Dividends and Distributions” is incorporated herein by reference.

(c)(4) The information set forth in the Offer to Purchase under “The Offer—Section 12—The Merger Agreement” and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” is incorporated herein by reference.

(c)(5)–(c)(8) The information set forth in the Offer to Purchase under Summary Term Sheet”, “Introduction”, “The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations” and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

(a) Purposes. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “The Offer—Section 11—Background of the Offer; Other Transactions with the Company”, “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” and in the Schedule 14D-9 under “Item 4. The Solicitation and Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” and in the Schedule 14D-9 under “Item 4. The Solicitation and Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger”, “Special Factors—Section 5—Rule 13e-3”, “The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences”, “The Offer—Section 7—Possible Effects on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act; Margin Regulations”, “The Offer—Section 12—The Merger Agreement”, “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger”, “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; Appraisal Rights” and “Schedule II—General Corporation Law of Delaware—Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8.	Fairness of the Going-Private Transaction

Item 1014 of Regulation M-A

(a) Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” and “Special Factors—Section 7—The Recommendation by the Special Committee and Intersections Inc.’s Board of Directors” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” and “Special Factors—Section 7—The Recommendation by the Special Committee and Intersections Inc.’s Board of Directors” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Offer to Purchase under “Summary Term Sheet—What are the Most Significant Conditions to the Offer?”, “Introduction”, and “The Offer—Section 13—Purpose of the Offer; Plans for the Company; Statutory Requirements; Short Form Merger” is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Offer to Purchase under “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger”, “Special Factors—Section 7—The Recommendation by the Special Committee and Intersections Inc.’s Board of Directors” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” and in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger” is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger”, “Special Factors—Section 7—The Recommendation by the Special Committee and Intersections Inc.’s Board of Directors” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.

(f) Other Offers. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

(a) Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” and “The Offer—Section 11—Background of the Offer; Other Transactions with the Company” is incorporated herein by reference.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any representative thereof who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Item 1007 of Regulation M-A

(a) Source of Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

(c) Expenses. The information set forth in the Offer to Purchase under “The Offer—Section 18—Fees and Expenses” and in the Schedule 14D-9 under “Item 8. Additional Information—(j) Expenses” is incorporated herein by reference.

(d) Borrowed Funds. The information set forth in the Offer to Purchase under “Summary Term Sheet” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

Item 11.	Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

(a) Securities Ownership. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—(h) Certain Information Concerning the Company’s Directors and Executive Officers—Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Schedule 14D-9 under “Item 6. Interest in Securities of the Subject Company” and “Item 8. Additional Information—(h) Certain Information Concerning the Company’s Directors and Executive Officers—Security Ownership of Certain Beneficial Owners and Management” and the information set forth in the Offer to Purchase under “Introduction”, “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares and Other Securities of Intersections Inc.” and “Special Factors—Section 4—Certain Arrangements between WC SACD and its Affiliates and Intersections Inc.” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—(f) Intent to Tender” and the information set forth in the Offer to Purchase under “Summary Term Sheet”, “Special Factors—Section 3—Transactions and Arrangements Concerning the Shares and Other Securities of Intersections Inc.” and “The Offer—Section 9—Certain Information Concerning the Bidders” is incorporated herein by reference.

(e) Recommendation of Others. The information set forth in the Schedule 14D-9 under “Item 4. The Solicitation or Recommendation—(a) Solicitation or Recommendation” and the information set forth in the Offer to Purchase under “Special Factors—Section 7—The Recommendation by the Special Committee and Intersections Inc.’s Board of Directors” and “The Offer—Section 9—Certain Information Concerning the Bidders” is incorporated herein by reference.

Item 13.	Financial Statements Consideration

Item 1010(a) and (b) of Regulation M-A

(a) Financial Information. The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2017, including to the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data”. The unaudited consolidated financial statements of the Company included in its Form 10-Q for the quarter ended September 30, 2018 are incorporated herein by reference to the section titled “Item 1. Financial Statements”.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

Item 1009 of Regulation M-A

(a) Solicitations or Recommendations. The information set forth in the Schedule 14D-9 under “Item 5. Person/Assets Retained, Employed, Compensated or Used” and in the Offer to Purchase under “The Offer—Section 18—Fees and Expenses” is incorporated herein by reference.

(b) Employees and Corporate Assets. The information set forth in the Offer to Purchaser under “Summary Term Sheet”, “Special Factors—Section 2—Interests of Certain Persons in the Offer”, “The Offer—Section 9—Certain Information Concerning the Bidders” and “The Offer—Section 10—Source and Amount of Funds” is incorporated herein by reference.

Item 15.	Additional Information

Item 1011(b) and (c) of Regulation M-A

(b) The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information” is incorporated herein by reference.

Item 16.	Exhibits

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(1)(B)	Letter of Transmittal, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(1)(C)	Notice of Guaranteed Delivery, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(C) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(D) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(1)(E) of Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(2)	Solicitation/Recommendation Statement, dated November 29, 2018 (incorporated herein by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

(a)(5)(A)	Joint Press Release by Intersections Inc. and WC SACD One Parent, Inc., dated October 31, 2018 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on October 31, 2018).

(a)(5)(B)	Press Release by WC SACD One, Inc., dated November 29, 2018 (incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO-T filed by WC SACD One Merger Sub, Inc. with the Securities and Exchange Commission on November 29, 2018).

(b)	Not applicable.

(c)(1)	Fairness Opinion of North Point Advisors LLC, dated as of October 29, 2018 to the Special Committee of the Board of Directors of the Company (incorporated herein by reference to Annex A of Schedule 14D-9 filed by Intersections Inc. on November 29, 2018).

Exhibit No.	Description

(c)(2)*	Presentation of North Point Advisors LLC, dated October 29, 2018 to the Special Committee of the Board of Directors of the Company.

(d)(1)	Agreement and Plan of Merger, dated October 31, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated November 28, 2018, by and among WC SACD One Parent, Inc., WC SACD One Merger Sub, Inc. and Intersections Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

(d)(3)	Note Purchase and Exchange Agreement, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., Loeb Holding Corporation, and David A. McGough (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(4)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and David A. McGough (incorporated herein by reference to Exhibit 99.5 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(5)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Loeb Holding Corporation (incorporated herein by reference to Exhibit 99.4 of Schedule 13D Amendment No. 4 filed by Loeb Holding Corporation and the Estate of Thomas L. Kempner with the Securities and Exchange Commission on October 31, 2018).

(d)(6)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Michael Stanfield (incorporated herein by reference to Exhibit 99.4 of Schedule 13D Amendment No. 1 filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018).

(d)(7)	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Stanfield Family Investments LLC (incorporated herein by reference to Exhibit 99.5 of Schedule 13D Amendment No. 1 filed by Michael Stanfield with the Securities and Exchange Commission on October 31, 2018).

(d)(8)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and David A. McGough (incorporated herein by reference to Exhibit 99.9 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(9)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Loeb Holding Corporation (incorporated herein by reference to Exhibit 99.8 of Schedule 13D filed by WndrCo Holdings, LLC with the Securities and Exchange Commission on November 13, 2018).

(d)(10)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael Stanfield (incorporated herein by reference to Exhibit 99.9 of Schedule 13D filed by WndrCo Holdings, LLC with the Securities and Exchange Commission on November 13, 2018).

(d)(11)	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Stanfield Family Investments LLC (incorporated herein by reference to Exhibit 99.10 of Schedule 13D filed by WndrCo Holdings, LLC with the Securities and Exchange Commission on November 13, 2018).

Exhibit No.	Description

(d)(12)	Registration Rights Agreement, dated as of October 31, 2018, by and among Intersections, Inc., WC SACD One Parent, Inc. and certain stockholders of Intersections Inc. (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(13)	Binding Term Sheet, dated as of October 31, 2018, by and among WC SACD One, Inc., WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. and iSubscribed Inc. (incorporated herein by reference to Exhibit 99.13 of Schedule 13D filed by General Catalyst Group IX, L.P. with the Securities and Exchange Commission on November 13, 2018).

(d)(14)	Equity Commitment Letter, dated as of October 31, 2018, by and among WC SACD One Parent, Inc. and the investors party thereto (incorporated herein by reference to Exhibit 99.1 to Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(15)	Equity Commitment Letter, dated as of October 31, 2018, by and among WC SACD One Parent, Inc. and the investors party thereto (incorporated herein by reference to Exhibit 99.2 to Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(16)	Limited Guaranty, dated as of October 31, 2018, by and among WndrCo Holdings, LLC, General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. and iSubscribed Inc. in favor of Intersections Inc. (incorporated herein by reference to Exhibit 99.3 of Form 8-K filed by Intersections Inc. with the Securities and Exchange Commission on November 6, 2018).

(d)(17)	Continuity Agreement Term Sheet, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael R. Stanfield (incorporated herein by reference to Exhibit (e)(18) of Schedule 14D-9 filed by Intersections Inc. with the Securities and Exchange Commission on November 29, 2018).

(f)	The information set forth in the Schedule 14D-9 under the captions “Item 8. Additional Information—Appraisal Rights under the Delaware General Corporation Law” and “Annex B—Section 262 of the Delaware General Corporation Law” is incorporated herein by reference.

(g)	None.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: November 29, 2018	Intersections Inc.

	By:	/s/ Ronald L. Barden
	Name:	Ronald L. Barden
	Title:	Chief Financial Officer